January 23, 2007


Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn:  Mr. Matthew Komar

RE:  TETRAGENEX PHARMACEUTICALS, INC.
     AMENDMENT NUMBER FOUR TO REGISTRATION STATEMENT ON FORM SB-2
     FILED ON DECEMBER 6, 2006
     FILE NUMBER 333-134987

Dear Mr. Komar:

As per our conversation, attached please find our response to comments 2,3 and 4 your letter dated December 15, 2006 and hereby respond as follows:

CONSOLIDATED FINANCIAL STATEMENTS
STATEMENTS OF OPERATIONS, PAGE F-3

Comment 2: Please revise to reclassify warrant restructuring expense from "Other Income (Expense)" to "Operating Expenses." Paragraph 51 of FAS 123 (R) states that in substance, (for a modification), an entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. As this expense represents additional compensation cost, it is operating in nature and should not be classified as other income (expense).

RESPONSE 2.

As per your request we have reclassified the warrant restructuring expense from other income and placed it in operating expenses as stated in paragraph 51 of SFAS 123 (R).

Comment 3: Please revise the line item title "warrant restructuring" so that it clearly describes the nature of the expenses incurred. For example, "compensation expense associated with the warrant restructuring" or a similar title be used.

RESPONSE 3.

As per the committee's request we have retitled the line item warrant restructuring to more properly identify the expense and titled it "compensation expense incurred from warrant restructuring."

NOTE 6 - STOCKHOLDERS' EQUITY, PAGE F-13
STOCK OPTIONS, PAGE F-16

Comment 4: We have reviewed your response to comment 4 of our letter dated November 16, 2006. Please revise your disclosure concerning the modifications to clearly describe your accounting treatment. Clarify that the net amounts charged and credited to compensation expense represent incremental compensation cost measured as the excess of the fair value of the modified options/warrants determined in accordance with SFAS (R) over the fair value of the original options/warrants immediately before their terms were modified.

RESPONSE 4.

As per the committee's request we have added a paragraph in our footnotes to more clearly describe our accounting treatment of the compensation expense in accordance with SFAS 123 (R). The paragraph below was inserted on page F-16.

         The Company incurred compensation expense due to the conversion of existing options into warrants. It was accounted for as a two step process. The value of the existing options being converted was valued immediately before the modification using the black scholes method and the value was credited to reduce compensation expense. The warrants, which the options converted in to were also valued using the black scholes method and expensed to compensation. The net amounts charged and credited to compensation expense ultimately represents the incremental compensation cost measured as the excess of the fair value of the modified options/warrants determined in accordance with SFAS 123 (R) over the fair value of the original options/warrants immediately before their terms were modified.

         We believe that we have responded to all of your comments and hope to request an acceleration shortly. Thank you for your cooperation.



                                                  Sincerely,


                                                  /s/ ARTHUR S. MARCUS
                                                  ---------------------
                                                  Arthur S. Marcus

January 17, 2007


Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn: Timothy Geishecker

Re:   TETRAGENEX PHARMACEUTICALS, INC.
      FILE NO.: 333-134987
      --------------------

Dear Mr. Geishecker:

         As per our recent conversation with yourself and members of your office, I am writing to provide the requested analysis with respect to the offering of the shares underlying the warrants.

         The Company issued those warrants as part of a transaction exempt under
Section 3(a)(9). This analysis goes to the exemption of the shares underlying the warrants issued in the 3(a)(a) (9) transaction. We understand that because the warrants were immediately exercisable their issuance constitutes an offering of the underlying shares. We believe that the offering of the underlying shares was an exempt offering under Rule 506.

         We believe that the offering qualifies under Rule 506 because it did not involve a public offering, it involved no general solicitation and was made to the existing warrant holders with whom the Company had a prior relationship. There were less than 35 non accredited investors. In addition, all investors made a representation that they or their designated representatives were sophisticated enough to understand the risks and merits of those investments as well as an acknowledgement that the securities were to be acquired for investment purposes. All warrants were issued with appropriate restrictive legends and if any shares were issued upon exercise they would contain appropriate restrictive legends. Please note that no investors elected to exercise their warrants.

         Accordingly, we believe that the offering was made in compliance with the rules promulgated under Rule 506. If the foregoing addresses your concerns we will file the appropriate amendment addressing the remaining accounting comment,

                                                     Sincerely,


                                                     Arthur S. Marcus


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